

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Timothy Hwang
Chief Executive Officer
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W.
6th Floor
Washington, D.C. 20004

> **Re:  FiscalNote Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 12, 2024**
> **File No. 333-276498**

Dear Timothy Hwang:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed January 12, 2024

Item 16. Exhibits and Financial Statement Schedules, page II-2

1.  We note your disclosure on the cover page that there is "an aggregate principal amount of approximately $6.3 million."  However, Footnote (1) in the "Calculation of Filing Fee Tables" filed as Exhibit 107 indicates that there is "approximately $9.452 million" in outstanding principal amount of convertible notes. Please revise for consistency.

General

2.  With respect to the Co-Pilot Agreement, it does not appear that a completed private placement has occurred prior to filing this registration statement. Please provide your analysis explaining how the selling stockholder is irrevocably bound to purchase a set number of securities for a set purchase price at the time of filing this registration statement. In your analysis, please consider the guidance set forth in Securities Act

Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11, address the following, and any other relevant factors:

- the use of a formula based upon 30-day trailing VWAP at the time of issuance to determine the number of Partnership Shares to be issued;
- the issuance of Additional Shares if sales of the Partnership Shares and the Underlying Shares do not generate certain cash proceeds to ERA; and
- the option of ERA to receive a cash payment in lieu of the Partnership Shares under certain circumstances.

Alternatively, please remove such shares from this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rebekah Reed at 202-551-5332 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Shashi Khiani